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[LOGO OF PRUDENTIAL]               ADAM SCARAMELLA
                                   Vice President, Corporate Counsel

                                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                   751 Broad Street, Newark, NJ 07102-3777
                                   Tel 215 784-8488
                                   adam.scaramella@prudential.com

January 31, 2013

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Pruco Life Flexible Premium Variable Annuity Account
     Pruco Life of New Jersey Flexible Premium Variable Annuity Account Pre-effective Amendment No. 1
     File Nos. 333-184541 and 333-184542

Dear Ms. Samuel:

This day we have filed Pre-effective Amendments to the above-referenced registration statements. These amendments reflect edits that we have made in response to your comments on our January 3, 2013 correspondence filing, which I received from you during our January 17 and 23, 2013 telephone conversations, and certain other minor revisions. I will supply you with courtesy copies reflecting all changes from our previous filings, for your ease or reading, within the next day or two. In this letter I have delineated your comments and provide commentary on how we have addressed each of them. Depending upon any further comments you may have, we plan to file either additional Pre-effective amendments and/or requests for acceleration of the effective dates of the registration statements. Your comments and our responses are as follows:

    1. Comment:
       --------

       Disclosure Rate Detail in Prospectus - The SEC is not agreeable to the
       ------------------------------------
       disclosure of rates only in Rate Sheet Prospectus Supplements, in instead require their placement within the body of the prospectus

       RESPONSE: We have made the requested changes, now reflecting the Income
       ---------
       Growth Rate and Income Percentages in the Defined Income Benefit section of the prospectus, following the Guaranteed Income Amount sub-section. Additionally, we have revised disclosure in the second, third and fourth paragraphs of this section and Appendix C.

    2. Comment:
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       Cover page - better define the annuity we are discussing, as the annuity
       ----------
       that is being described in this prospectus and clarify that the guarantees provided are applicable to the annuity contract described in the prospectus.

       RESPONSE: We have revised the cover page accordingly.
       ---------

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    3. Comment:
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       Page 3 - remove reference to Advanced Series Trust and its portfolio,
       ------

       because it is now reflected it on the cover page.

       RESPONSE: We have revised the prospectus accordingly.
       ---------

    4. Comment:
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       Glossary of Terms - add definition of Excess Income.
       -----------------
       RESPONSE: We have revised the prospectus accordingly.

    5. Comment:
       --------

       Summary of Contract Fees and Charges - revise this section to more
       ------------------------------------
       directly follow Form N-4. In particular, clarify state premium tax charge disclosure, and place maximum and minimum fees/charges side-by-side.

       RESPONSE: We have revised accordingly.
       ---------

    6. Comment:
       --------

       Expense Examples - make more clear that maximum insurance charges are
       ----------------
       used and revise to conform to Form N-4 standards applicable to "New Registrants," by footnoting estimated expenses and only reflecting one and three year numbers.

       RESPONSE: We have revised the examples to reflect more prominently that
       ---------

       maximum charges are used. Upon further analysis and thought, we believe that for these filings we would not be considered "New Registrants" insofar as we are utilizing existing separate accounts. Accordingly, we are retaining one, three, five and ten year numbers. However, we have now included a footnote explaining the estimated operating expenses for the underlying portfolio, since it has not previously existed.

    7. Comment:
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       Accumulation Unit Values - reflect that no table is provided, since the
       ------------------------
       product was not available for investment as of December 31, 2012.

       RESPONSE: We now provide this disclosure following the Expense Examples
       ---------
       section of the prospectus.

    8. Comment:
       --------

       Summary, sixth paragraph - revise to more clearly state that the product
       ------------------------
       only offers one investment option, the bond portfolio, and accordingly the product does not offer individual investment choices beyond the bond portfolio.

       RESPONSE: We have revised accordingly.
       ---------

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    9. Comment:
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       Summary, Purchase - revise to clarify ability to add additional purchase
       -----------------
       payments in the first year, and the company's ability to limit such ability.

       RESPONSE: We have revised accordingly.
       ---------

    10.Comment:
       --------

       Defined Income Benefit, first paragraph - remove "reservation of rights"
       ---------------------------------------
       disclosure.

       RESPONSE: We have revised accordingly.
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    11.Comment:
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       Defined Income Benefit - revise language to now reflect the placement of
       ----------------------
       rates in the body of the prospectus, and then subsequent use of Rate Sheet Prospectus Supplements.

       RESPONSE: We have revised accordingly.
       ---------

    12.Comment:
       --------

       Defined Income Benefit, Additional Purchase Payment - revise to clarify
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       ability to add additional purchase payments in the first year, and the company's ability to limit such.

       RESPONSE: We have revised accordingly.
       ---------

    13.Comment:
       --------

       Defined Income Benefit, Withdrawal Flexibility, fourth paragraph -
       ----------------------------------------------------------------
       include reference to spousal version, and more clearly explain that benefits received from product may not exceed fees paid.

       RESPONSE: We have revised accordingly.
       ---------

    14.Comment:
       --------

       Defined Income Benefit, Account Value is Reduced to Zero -
       --------------------------------------------------------

           1) Remove "withdrawals of" from parenthetical within bolded language, at end of sentence.

           2) Say "no additional Guaranteed Income Amount payments will be made," not just "no additional payments are made."

           3) Clarify withdrawals that reduce Account Value to zero are Excess Income.

           4) Generally clarify.

       RESPONSE: We have revised accordingly to make disclosure more clear.
       ---------

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    15.Comment:
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       Defined Income Benefit, Other Important Considerations - clarify what is
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       meant by "early" and "too soon."

       RESPONSE: We have revised accordingly.
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    16.Comment:
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       Defined Income Benefit, Termination of Death Benefit, (iv) - clarify
       ----------------------------------------------------------
       discussion of any Account Value remaining on date of death, and what happens at termination at death.

       RESPONSE: We have revised accordingly.
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    17.Comment:
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       Defined Income Benefit, Termination of Death Benefit, (viii) - clarify
       ------------------------------------------------------------
       what changes we will allow.

       RESPONSE: We have revised accordingly.
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    18.Comment:
       --------

       Defined Income Benefit, New Benefit Programs - remove.
       --------------------------------------------

       RESPONSE: We have removed this section.
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    19.Comment:
       --------

       Purchasing Your Annuity, Additional Purchase Payments - revise to
       -----------------------------------------------------
       clarify ability to make additional payments in the first year, and company's ability to limit ability in the year.

       RESPONSE: We have revised accordingly.
       ---------

    20.Comment:
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       Purchasing your Annuity, Speculative Investing, second paragraph -
       ----------------------------------------------------------------
       remove "Currently" in first sentence and clarify expressly to whom we will not sell. Remove penultimate sentence.

       RESPONSE: We have revised accordingly.
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    21.Comment:
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       Managing Your Annuity, If the Defined Income Benefit Terminates -
       ---------------------------------------------------------------
       clarify what we mean by the benefit being "limited," and clarify what is meant by "subject to other limitations on beneficiary." Additionally, just prior to bulleted disclosure say "The changes we will not accept are:".

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       RESPONSE: We have revised accordingly.
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    22.Comment:
       --------

       Access To Your Account Value, Systematic Withdrawals From Your
       --------------------------------------------------------------
       Annuity During The Accumulation Period - clarify language if there can
       --------------------------------------
       only be one non lifetime withdrawal.

       RESPONSE: There can be multiple non lifetime withdrawals, so we have
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       retained the existing language.

    23.Comment:
       --------

       Surrenders, Surrender Value, second paragraph - please clarify.
       ---------------------------------------------

       RESPONSE: We have revised accordingly.
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    24.Comment:
       --------

       Surrenders, Medically-Related Surrenders - remove reference to "included
       ----------------------------------------
       but not limited to," and clarify that such surrenders apply to both spouses if spousal version.

       RESPONSE: We have revised accordingly.
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    25.Comment:
       --------

       Tax Considerations, Taxes on Annuity Payments - do not refer reader
       ---------------------------------------------
       outside of the prospectus.

       RESPONSE: We have removed the last sentence of the section.
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    26.Comment:
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       Tax Considerations, Types of Tax-Favored Plans, Contributions
       -------------------------------------------------------------
       Limits/Rollovers - consider whether to retain reference to 2012
       ----------------
       contribution limits.

       RESPONSE: Since a taxpayer may make 2012
       ---------
       contributions up to April 15, 2013, and since the product will be available before April 15, 2013, we have retained the existing disclosure.

    27.Comment:
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       Tax Considerations, Charitable IRA Distributions - consider whether to
       -------------------------------------------------
       retain reference to 2012 contribution limits.

       RESPONSE: Since a taxpayer may make 2012 contributions up to April 15,
       ---------
       2013, and since the product will be available before April 15, 2013, we have retained the existing disclosure.

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    28.Comment:
       --------

       Other Information, Pruco Life and The Separate Account, The Separate
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       Account, second paragraph - clarify that at least one option will be
       --------------------------
       available.

       RESPONSE: We have revised accordingly.
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Please call me at (215)784-8488 if you have any questions.

                                    Very truly yours,
                                    Pruco Life Insurance Company
                                    Pruco Life Insurance Company of New Jersey

                                    /s/ ADAM SCARAMELLA
                                By: ------------------------------------------
                                    Adam Scaramella
                                    Vice President, Corporate Counsel

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